
ZERO CHEATING
NEIL PARSONT
FOUNDER Zero Cheating

INVEST IN **ZERO CHEATING**

Protecting America's Education from AI

zerocheating.com Boca Raton, FL Technology SaaS Education

Highlights

1. Patented AI Exam Proctoring: Detects cheating in exams and remote interviews.
2. Proven Demand: Piloted in 12+ institutions, securing strong adoption and real-world results.
3. Powerful Monitoring: Detects unauthorized devices, including earbuds and ChatGPT use.
4. Expert-Led Team: 10+ educators bring deep insights on academic integrity.
5. High-Margin SaaS: Scalable model with near 100% gross margins, priced per student.
6. Academic Support: Backed by Yale professor who invested 125,000 and piloted the software

Featured Investors

John D'Onofrio
Syndicate Lead

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Invested $30,000

"I am proud to support Zero Cheating as a lead investor. Having previously invested in their vision, I am even more confident in their ability to revolutionize education with their innovative, patented technology. Their commitment to ensuring academic integrity and genuine learning is unparalleled. The team's dedication and progress have only strengthened my belief in their potential for success. It's exciting to continue this journey with them and contribute to their transformative impact on education."



Other investors include Thomas J. Campbell & 77 more

Our Team



Neil Parsont Chief Visionary Officer

15+ years in education and business tutoring with deep campus experience, 100+ hours of business consulting, FAU 2021 Business Plan Competition winner, and extensive leadership managing a team of 25+ tutors.

I chose this idea because I am passionate about education. I found out over 50% of students in some classes were cheating by sharing exam photos despite proctoring.



Haider Ali CTO

Tech entrepreneur with 10+ years in AI/ML, AR/VR, and MVP development. Co-founded startups like LogicBulb and TheHexaTown, delivering innovative solutions across 10+ industries with a focus on digital transformation.

Protecting Academic Integrity from AI

As any educator knows, academic integrity is the foundation of education. But with AI and other technology, cheating on exams has become easier than ever. Schools have turned to AI detection software and camera systems to stop it, but these tools fall short—AI detectors flag false positives, and traditional cameras leave blind spots that students exploit.

Zero Cheating solves this by developing the most advanced proctoring system available. Our patented technology provides a complete 360-degree view of the exam room, eliminating blind spots and detecting unauthorized activity in real time.

With Zero Cheating, schools finally have an exam security system that actually works.


AI and the Fraud Triangle
Perfect Storm
The shift to online exams and rise of AI have created unprecedented OPPORTUNITIES for cheating. It's time for.
ZERO
CHEATING
0% Cheating, 100% Learning.
www.ZeroCheating.com
Neil@ZeroCheating.com
Opportunity
Rationalization
Pressure

Cheating has always existed, but with AI, it's exploded into an unprecedented crisis. The Fraud Triangle, a concept by Don Cressey from the 1950s, explains this phenomenon: opportunity, pressure, and rationalization. AI makes cheating effortless, creating a perfect storm—and the urgent need for Zero Cheating.


Problem
Cheating: From Academics to Business
Academic Cheating
95%
Participated in cheating
ICAI
90%
Sure they won't get caught
USNews
Corporate Cheating
$100M
Ernst & Young fined for CPA exam cheating.
$25M
KPMG Netherlands fined
KPMG
Cheating Today
Lives at Risk Tomorrow
ZERO CHEATING

Cheating undermines education and professional integrity. Students are cheating at unprecedented rates, and even trusted professionals—like doctors and financial advisors—are succumbing to temptation. This puts companies at risk of hiring unqualified individuals and endangers public safety when professionals fail to meet basic standards.


Solution
Foolproof Patented AI System to Prevent Cheating Everywhere
Protects the value of degrees and licenses by preventing cheating across assessments.
For Academic Integrity
For Professional Credentials
ZERO CHEATING

Our patented solution creates an environment where undetected cheating is virtually impossible. By proactively preventing academic dishonesty and protecting professional credentials, we safeguard the trust placed in graduates, licensed professionals, and the institutions behind them.


Product
Patented Comprehensive Monitoring System
Computer Monitoring
Tracks on-screen activity to prevent cheating.
+
Environment Monitoring
External camera provides a full view of the testing environment.
+
Identity Verification
Biometric ID via mobile app using fingerprint or face recognition
Combined = 100% Cheating Prevention
ZERO

Our system is unmatched. It monitors both the computer and the physical environment, ensuring no external help is used. Biometric verification, far superior to standard government ID matches, guarantees that the right person is completing the work, leaving no room for doubt.

Target **Markets**

Zero Cheating is positioned to dominate both Academic and Professional sectors





4,000 Colleges	**24,000** High Schools

3,000,000 Licensing Exams

ZERO CHEATING

We're focused on two critical markets: academic institutions and professional licensing exams. From high schools to medical boards, these markets demand the highest levels of integrity—and Zero Cheating delivers.

Zero Cheating

Patented to Prevent All Cheating

	ZERO CHEATING	Competitors
Synchronized system	✓ Patented verification of on and off-screen activities	✕ Not available
ID Verification	✓ Patented mobile app with bio metrics	✕ Fallible government ID
Positioning	✓ Proactive Preventions	✕ Reactive Detection
Evidence	✓ Actionable, conclusive photos	✕ Ambiguous data points

ZERO CHEATING

Our competitors rely on built-in webcams and AI, which only infer cheating. In contrast, our patented system monitors both on-screen and off-screen activity with an external camera, capturing indisputable photographic evidence. Like a speed trap, we share our methodology with test-takers to deter cheating before it happens.


Momentum Across Schools and Educators
Zero Cheating is gaining traction with early adoption from leading institutions
Two Issued Patents
Protecting our market position with innovative technology.
First Paying Customer
Kansas Christian College – $2,500 sale.
12 Active Pilots
Schools testing the platform across multiple regions.
Ongoing Conversations with Decision Makers
Driving adoption through strategic discussions.
Kansas Christian College
The University of Arizona
George Fox University
MLC
Portland State
Chowan University
Kent State University
ZERO CHEATING

Our software is in use at institutions like Kansas Christian College, and 12 schools are actively piloting it. With two issued patents and one pending, we're already in conversations with decision-makers to secure multi-year contracts.


The Team Driving Zero Cheating
Neil Parsont
CEO & Founder
MBA in Finance, Zero Cheating Creator
Jack Bragin
Incoming CEO
25+ years as a high-performing CEO
Haider Ali
Technology Lead
Architect of scalable academic tools
Dan Aranowitz
CRO
20+ years in sales and marketing growth
Dr. Alicia O'Brien
Academic Integrity Specialist
PhD in Education; 10+ years of curriculum development
Spencer Lawson
VP of EdTech
Proven success in SaaS product launches
Shawn Gray
Education Consultant
Extensive experience in online learning strategies
David Rees
Advisor
Led $5M raise, CEO of ELLIS, acquired by Pearson
25+
years of EdTech and SaaS expertise.
$1.5B+
in successful exits.
$100+M
raised across ventures.
ZERO CHEATING

Our team combines decades of experience in EdTech and SaaS, with proven entrepreneurial success, including a $5 million exit to Pearson. This expertise equips us to execute a bold vision for Zero Cheating.


Financial Growth & Opportunity
Revenue Streams
Institution-wide software licenses and sales of proprietary multi-lens cameras.
Scalable Contracts
Multi-year, six-figure agreements with schools and professional institutions
Projected Revenue and EBITDA Growth
Revenue
EBITDA
0
0
$20M
$10M
$30M
$20M
$40M
$30M
$50M
$35M
2025
2026
2027
2028
2029
ZERO CHEATING

Future projections are not guaranteed

Our SaaS model offers institution-wide licenses and proprietary camera sales, generating recurring revenue and 90% gross margins. We forecast cash flow starting in 2026, building toward a high-value exit for investors.

Investment Opportunity

$716,000
Raised in Pre-Seed
Deployed for product development and pilot launches

Current Raise
Raising $1.2M SAFE Note
Valuation Cap: **$10M, 20%** Discount

Use of Funds
Strategic Growth
LMS integration, scaling freemium adoption, sales expansion.

ZERO CHEATING

We've raised nearly three-quarters of a million dollars to build and patent our solution. This new raise will fund LMS integrations, freemium adoption, and conferences to drive growth and showcase Zero Cheating's impact.

ZERO CHEATING

Thank You

Ask questions, explore opportunities, and see how Zero Cheating is transforming education.

www.ZeroCheating.com

Neil@ZeroCheating.com

Interested in a personal meeting - book one today!

https://calendly.com/zerocheating/investment